VIN SOCIAL
2021 Report

Dear investors,

Dear Investor,

Happy Spring!!

We at Vin Social, hope you are doing well despite the craziness of the world. We aim to be a ray of sunshine in your life.

You received a very thorough End of Year 2021 Recap from us in January so we will focus this investor update on Q1 of 2022.

Q1 Stats and Highlights:
-New clients acquired or 1st executed for in Q1 include: 3 new Salesforce groups, 1 new SWORD Health group, CEO Coaching International, Digitas, Studio North, Inspirato, and Zylo.

-In-person events are coming back due to seasonal demand from our clients. As offline events are part of our DNA, we have been adaptable and solution-oriented for them and recently launched a whole new portfolio of premium offline corporate events leveraging our partner ecosystem.

-After months of relationship building, we are officially partnered with Inspirato. Inspirato is a luxury travel membership company that just went public and hosts hundreds of events annually for its affluent member base. For our first contract, Vin Social is producing a 3 day series of super-premium in person culinary and wine events during the Aspen Food & Wine Classic.

-We successfully got through legal due diligence with one of our best customers, Sitecore, and were granted a Master Service Agreement. This led to us being given a $30,000 contract to produce a last minute business event for them in April in Dallas.

-After 6 months of relationship building, Sara was able to secure a long-term revenue-based financing partnership with Founder's First Capital Partners, a lender serving Asian, BIPOC, Hispanic, LGBTQ+, veteran and women owned businesses. They granted us an initial loan of $125,000 with the ability to borrow up to $1M in financing as our revenues increase over time. The partnership also includes a one-on-one coaching-based accelerator program for Sara.

-Sara was invited to speak on two industry panels at the Craft Beverage Expo in Louisville Kentucky in March where she was able to make some valuable trade and partner relationships. Panel 1 was all about the future of Technology in the craft beverage industry and Panel 1 was all about Fundraising for women-owned businesses.

-Sara was recently interviewed by Authority Magazine about Vin Social's expertise in producing live virtual events - you can read the entire interview here.

-Sara was also recently featured on the Drinking on the Job podcast.

-You elected a new lead investor, Katie Dunn, to represent WeFunder investors and we are so delighted to have Katie representing all of you and Vin Social!!

What's Cooking:

-In our aim to further represent the importance of advocating for and prioritizing diversity and inclusion in the alcohol beverage industry, we recently completed a light logo and brand refresh with an amazing women-led design firm and will be debuting the new "look" on our website by Mid-May.

-With our current focus on driving revenue growth, we are hyper focused on B2B sales and marketing and are in the process of building out an internal outbound sales operation.

-We have been beta-testing a new virtual events technology platform that integrates with eCommerce platforms for live and on-demand in-event shopping directly on the platform and are very excited for the potential of this partnership as a B2C sales channel.

Thank you as always for your continued support. We are so grateful to have an amazing community of investors behind us and are excited to continue to grow and build Vin Social into a powerhouse brand.

Wishing you a happy, healthy Spring,

The Vin Social Team

We need your help!

Please refer us business!! Surely each of you knows sales or marketing leaders at other companies that entertain clients and prospects. Please send them our way and we will treat them like gold.

With the waning of COVID restrictions, we are bringing back our offline event programs due to demand, which include premium, un-gettable wine and spirits experiences with our winery and distillery partners as well as celebrity-chef led culinary experiences in key markets.

Sincerely,

Sara Moll

Founder & CEO

Our Mission

We want "Host a Vin Social" to be every corporate event planner and CRO's go-to solution when they want to grow valuable business relationships. We aim to become THE trusted brand in corporate virtual hospitality and super premium offline executive experiences and THE trusted digital-experiential brand for the craft beverage industry. Our long term sights are set on achieving a significant exit for us and our investors.

See our full profile



How did we do this year?



Report Card

B+

The Good	The Bad
52% increase in 2021 Overall Revenue ($1.113 Million up from $514,418 in 2020)	Fulfillment and shipping costs went up rapidly and dramatically in Q4 due to oil prices which was very costly.
30% increase in 2021 Average Contract Value ($13,304 up from $10,214 in 2020).	Our plans to relaunch the B2C wine club and shop were put on hold due to the cost and resources available.
Successful expansion of our program offerings beyond wine helped with retention & new business.	The "sophisticated" back-end fulfillment partner that courted us failed to be able to deliver on promise so we parted ways.

2021 At a Glance
January 1 to December 31



$1,112,956 +116%
Revenue



$66,783
Net Profit



$184,424 [25%]
Short Term Debt







$268,751
Raised in 2021



$87,624
Cash on Hand
As of 03/24/22

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview
Vin Social is a premium virtual (and offline) events company with national alcohol beverage gifting and fulfillment capabilities dedicated to helping companies meet the challenges of relationship building in this fast-moving and disruptive business environment.

From sales enablement to client retention to team building, Vin Social brings the human touch of hospitality to the virtual world for memorable, entertaining and interactive professional gatherings. Leveraging our access to the best craft alcohol beverage brands, each Vin Social is a celebration of the undiscovered - where clients and colleagues come together to sip, socialize and share in an insiders world of premium wine, spirits, food, and culture.

Through our corporate events channels, we are serving small craft alcohol beverage brands as a sales and marketing channel to high value audiences and are working to turn that side of the business into a revenue generating channel as we see higher and higher demand from craft brands to be affiliated with Vin Social.

We aim to become THE trusted brand in corporate virtual hospitality and super premium offline executive experiences.

Milestones

Vin Social Corporation was incorporated in the State of Delaware in July 2020.

Since then, we have:

- Generated $1.63 Million in revenue (through end of 2021).

- Our primary source of revenue is recurring business from current clients (over 50%).

- #1 source of new business is word of mouth and referrals.

- 43 World Class Clients including: Salesforce, Adobe, Inspirato, AWS, Dell, Verizon, Sitecore, Tealium, Onapsis, Digitas, Cisco and more...

- We remain first-movers in the virtual events space - a new, fast growing $78 Billion industry projected to 10x by 2030.

- In February 2022, we were granted a long-term revenue-based debt financing partnership with Founders First Capital partners which includes a coaching-based accelerator program for Sara.

- Expanded our program offerings and beverage brand partnerships beyond wine to include: whiskey, cocktails/mixology, cheese, sake, Champagne, Suminagashi, coffee, non-alcoholic/mock-tails.

- Offline events are coming back. WeLanded a paid partnership with Inspirato, a luxury travel company that just went public, to produce super -premium wine and culinary events during the Aspen Food & Wine Classic and beyond.

Historical Results of Operations

Our company was organized in July 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

Revenues & Gross Margin: For the period ended December 31, 2021, the Company had revenues of $1,112,955.97 compared to the year ended December 31, 2020, when the Company had revenues of $514,417.50. Our gross margin was 76.19% in fiscal year 2021, compared to 58% in 2020.

Assets: As of December 31, 2021, the Company had total assets of $318,398.83, including $171,442.40 in cash. As of December 31, 2020, the Company had $291,672.06 in total assets, including $144,715.63 in cash.

Net Income: The Company has had net income of $66,783.22 and net income of $ -213,409 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

Liabilities: The Company's liabilities totaled $517,191.76 for the fiscal year ended December 31, 2021 and $82,906.88 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

To-date, the company has been financed with $704,151 of debt. $310,400 has been paid off. $268,751 represents the WeFunder investors, raised in 2021. And $125,000 represents the most recent loan from Founder's First, which was received February 2022.

Ongoing sources of capital include increased financing from Founder's First Capital Partners up to $1M based on revenue growth.

We will likely require additional financing in excess of the above in order to perform operations over the lifetime of the Company.

We plan to raise capital within the next 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Vin Social Corporation cash in hand is $87,624, as of March 2022.

Over the last three months, revenues have averaged $75,000/month, cost of goods sold has averaged $50,000/month, and operational expenses have averaged $40,000/month, for an average burn rate of $15,000 per month.

In February we took $125,000 in long-term debt-financing from Founder's First Capital to continue growth of the business.

We expect revenues to cool off this summer per our historical seasonality, but grow and exceed 2021 figures in Q3 and Q4 of 2022.

Our goal is to be profitable by Q4 2022, and require about $500,000 in funding to reach that goal.

Net Margin: 6%   Gross Margin: 75%   Return on Assets: 23%   Earnings per Share: $6,678.32

Revenue per Employee: $278,239   Cash to Assets: 49%   Revenue to Receivables: 28,358%   Debt Ratio: 100%

- Vin_Social_financial_footnotes.pdf
- Vin%2BSocial_Statement%2Bof%2BCash%2BFlows_Wefunder.pdf
- Vin%2BSocial_Balance%2BSheet_Wefunder.pdf
- Vin%2BSocial_Profit%2Band%2BLoss_Wefunder.pdf
- Vin_Social_Shareholder_Report-AuditTrail-26Apr2022-12_58_pm.pdf
- Vin_Social_Financials_and_CPA_Review_Report_2020_V3.pdf

We ♥ Our
116 Investors

Thank You For Believing In Us

Neryk Davydov	Giles Thomas	Craig REVORD	Debra Farber	Devin Eldridge	Nathan Argenta	Greg Aldrich
David Suaza	Fabricio Zabala	Paul J KOSTEK	Gary Niederheitmann	Jacob Lehman	Laura Maness	David Macario
Omar Shehab	Paul Regalia	Brian Evans Sowards	Jane Karsten	Brian Evans Sowards	Jake Beckerman	Joe Wilson
Chad MacRae	Zachary Reinhardt Starkey	Emily Schuett	Larry Parker	Holly Jukiewicz Warner	Andrew Sample	Abdurrachman Mappuji
Kjell Nace	Heather Moore Polk	Dorian Patchin	Maura Charles	Julia Lemberskiy	David M. DeValdivielso	Eric Sheinkop
Larry Parker	E. Frischhut	Timothy Dickens	William Mendez	David Kahl	Michael Beani	Hongshi Xu
Lohit Kumar Rangineni	Mary Jordan	Anthony Pastore	Chris Mitchell	Christine Mach-Merrill	Jennifer Angeles Patel	Brooke Backsen-Hopper
James Brooks	Judy Moll	Jeff Moll	Daniela Plattner	Loryn Schiraldo	Matt Schnelle	Danielle Fickel
Arturo Hernandez	Sabrina Bovay	Samantha Gartin	Eric Till	Leigh Power	Jilayne Smith	Alexis Buryk
Jen Berman	Herman Theodorus	Don Moll	Justin Johnson	L Celia Malmad	John Davis	Chris Unterstein
Emileigh Chod	Milo C Brown	Jeffrey Chod	Eric R Fingerman	Hazel Alvarado	Heidi BIANCHI	Megan Spellane
Neary Langhans	Alix Watson	Michele Thornton	Diana Wilson	Richard W Constantine	Bilyana Freye	Elizabeth Reyes
Molly Cavanaugh	Butch Shoup	Brandon Davis	Alan R Davis II	Jason Kidd	Ross Robinson	Daniel Haden
Tibor Friedrich	Tamara Staudt	Jonni Michele Brannon	Peter Lee	Kim Pulczinski	Jennifer Kimmelman	Jamie Anderson
Albert Acosta Jr.	Steven Olsson	Toby Sevier	Joe Sanders	George Le	Christian Garrett	Joseph E. Boucher
Rodrigue Ben	Prem Kappala	Amit Gupta	Deirdre Mickel	Obafemi Ajayi	Adam Bashian	Christopher Sabis
Brianna Baker	Roopal Shah	Katie Powers	William (Classic) Thomas			

Thank You!

From the Vin Social Team



Sara Moll
Founder & CEO



Lily Styles
COO at Vin Social

Veteran event producer with a proven track-record in scaling white glove events and production teams for Top 100 brands and startup communities. She blends creative story-telling, hospitality, and the arts with exceptional production acumen.



Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Sara Moll	CEO @ Vin Social	2020

Officers

OFFICER	TITLE	JOINED
Sara Moll	President Vice President Secretary Treasurer CEO	2020
Lily Styles	COO	2020

Voting Power ❓

HOLDER	SECURITIES HELD	VOTING POWER
Sara Moll	8,500,000 Common Class B	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
10/2021	$268,751		4(a)(6)
03/2022	$125,000		Other

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Founder's First Capital Partners, Inc.	03/07/2022	$125,000	$127,000 ❓	18.0%	08/24/2024	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Class B	8,500,000	8,500,000	Yes
Common Class A	11,500,000	2,100,000	No

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	1,111,111 Common Class A for ESOP

Risks

The SEC recently approved amendments to Regulation Crowdfunding in which the fundraising limit for crowdfunding issuers will be increased from $1.07 million during a 12-month period to $5 million during a 12-month period. These amendments take effect 60 days after the publication in the Federal Register. The Company reserves the right to increase the Maximum Fundraise Target once such amendments take effect. If the Company increases the Maximum Fundraising Target, investments made prior to such limit increase may be diluted accordingly.

Due to the unpredictable market created by COVID-19, the Company may experience fluctuations in demand and or supply.

In order to respond to market changes, the Company's management may from time to time make changes to the business of the Company. There are certain risks associated with such changes. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition.

An increase in the cost of raw materials or energy could affect the Company's profitability. Commodity and other price changes may result in unexpected increases in the cost of products and packaging materials. The Company may also be adversely affected by shortages of product or packaging materials. In addition, energy cost increases could result in higher transportation, freight and other operating costs. The Company may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit, and this could have an adverse effect on your investment.

The Company is an early stage company incorporated on July 13, 2020. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include the Company's substantial dependence on acceptance into a highly competitive marketplace surrounded by better funded and more established companies, our need to conduct product development, and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in our targeted markets

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

Companies in the beverage alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol. It is also possible that governments could assert that the use of alcohol has significantly increased government funded health care costs. Litigation or assertions of this type have adversely affected companies in the tobacco industry, and it is possible that we, as well as our suppliers, could be named in litigation of this type.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

<u>Minority Ownership</u>

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[❓];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares.

As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 85% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $7,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the

- market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Vin Social Corporation
- Delaware Corporation
- Organized July 2020
- 4 employees

1624 Market St
202
Denver CO 80202

https://vinsocial.co/

Business Description

Refer to the Vin Social profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Vin Social is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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